UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2003

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [X]

If “Yes” is marked, indicate the below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Notification of directors’ interests: Companies Act 1985 s.329-1
SHARE REPURCHASE-1
Resignation of Director
Notification of directors’ interests: Companies Act 1985 s.329-2
Notification of directors’ interests: Companies Act 1985 s.329-3
SHARE REPURCHASE-2
Redemption of notes
Documents available for inspection at the Document Viewing Facility
Notification of directors’ interests: Companies Act 1985 s.329-4
SHARE REPURCHASE-3
Notification of directors’ interests: Companies Act 1985 s.329-5
Notification of directors’ interests: Companies Act 1985 s.329-6
Notification of directors’ interests: Companies Act 1985 s.329-7
NOTICE OF REDEMPTION

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

     This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Signatures

Notification of directors’ interests: Companies Act 1985 s.329

Share repurchase

Resignation of Director

Notification of directors’ interests: Companies Act 1985 s.329

Notification of directors’ interests: Companies Act 1985 s.329

Share repurchase

Redemption of notes

Annual Report & Accounts Woolwich plc – Documents available for inspection at the Document Viewing Facility

Notification of directors’ interests: Companies Act 1985 s.329

Share repurchase

Notification of directors’ interests: Companies Act 1985 s.329

Notification of directors’ interests: Companies Act 1985 s.329

Notification of directors’ interests: Companies Act 1985 s.329

Notice of redemption Barclays Bank PLC

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: May 1, 2003	By:	/s/ Simon Pordage

Simon Pordage
Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: May 1, 2003	By:	/s/ Simon Pordage

Simon Pordage
Assistant Secretary

1 April 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the company on 31 March 2003 that it had between 24 and 27 March 2003 exercised its discretion and released 1,525,104 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). The shares were released following provisional allocations made by the trustee over Barclays PLC ordinary shares on 23 March 1998 to participants in the ESAS. Of these shares, the following were released to directors of Barclays PLC:

Shares sold on
behalf of directors
to meet tax
liability at a
	Shares released to	price of 380.27p	Shares retained by
Director	director	per ordinary share	director

Mr C J Lendrum Mr J S Varley	9,608 93,201	3,844 37,281	5,764 55,920

The revised total share holding for each director who has retained shares released under the ESAS, following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr C J Lendrum Mr J S Varley	220,137 303,473	— —

2.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 31 March 2003 that it had on 26 March 2003 released a total of 14,754 ordinary shares in Barclays PLC at a price of 383.52p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 84,070,195 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 1st April 2003 it purchased for cancellation 550,000 of its Ordinary shares at a price of 362.04 pence per share.

3 APRIL 2003

BARCLAYS PLC

Barclays PLC and Barclays Bank PLC today announce that Graham Wallace yesterday resigned with immediate effect as a non-executive Director of both companies.

7 April 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 7 April 2003 that it had between 31 March and 4 April 2003 exercised its discretion and released 3,345,094 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 7 April 2003 that it had on 31 March 2003 released a total of 5,374 ordinary shares in Barclays PLC at a price of 361.25p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 7 April 2003 that it had between 2 April and 4 April 2003 exercised its discretion and released 110,068 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan (“PSP”). None of these shares were released to directors of Barclays PLC.

4.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 7 April 2003 that it had between 2 April and 4 April 2003 exercised its discretion and released 12,989 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 80,596,400 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

8 April 2003

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 7 April 2003 that on 7 April 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 416.50p per share:

Director	Number of Shares
Mr C J Lendrum	30
Mr J S Varley	30

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr C J Lendrum	220,167	—
Mr J S Varley	303,503	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 80,596,400 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 9th April 2003 it purchased for cancellation 1,025,000 of its Ordinary shares at a price of 390.54 pence per share.

9 April 2003

Barclays Bank PLC

Barclays redeems US$35,000,000 Callable Floating Rate Notes due 2011
ISIN No. XS0128387510

Barclays Bank PLC announced today, 9 April 2003, that it is giving notice to redeem all of its outstanding US$35,000,000 Callable Floating Rate Notes due 2011.

The redemption will be at par on 28 April 2003 and there will also be an interest payment in respect of accrued but unpaid interest for the period from 27 January 2003 to 26 April 2003 inclusive.

9 April 2003

Woolwich plc

Documents available for inspection at the Document Viewing Facility

Woolwich plc announces that the Annual Report 2002 and the Notice of Annual General Meeting 2003 have today been submitted to the United Kingdom Listing Authority for publication through the Document Viewing Facility.

14 April 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “trust”) notified the Company on 14 April 2003 that it had on 11 April 2003 purchased 1,057,787 ordinary shares in Barclays PLC at a price of 405.33p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 14 April 2003 that it had between 1 April and 8 April 2003 exercised its discretion and released 258,449 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 14 April 2003 that it had on 11 April 2003 purchased a total of 126,297 ordinary shares in Barclays PLC at a price of 405.33p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,522,035 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 16th April 2003 it purchased for cancellation 1,690,000 of its Ordinary shares at a price of 412.10 pence per share.

22 April 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 22 April 2003 that it had between 15 April and 17 April 2003 exercised its discretion and released 37,340 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,484,695 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

28 April 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 28 April 2003 that it had between 22 April and 24 April 2003 exercised its discretion and released 13,455 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,471,240 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

29 April 2003

Notification of directors’ interests: Companies Act s329

The Company was notified on 29 April 2003 by the Administrators of the Dividend Reinvestment Plan (the “Plan”) that on 28 April 2003 the following directors had received ordinary shares in the Company by way of the Plan for the 2002 final dividend at a price of 432.61p per share. The number of shares received by each director, together with their total beneficial interests following the allotments are as follows:

Director	No. of shares received	Beneficial interests
M W Barrett	7,233	270,617
S G Russell	61	9,125

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,471,240 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

NOTICE OF REDEMPTION

TO THE HOLDERS OF
BARCLAYS BANK PLC

$500,000,000 Principal Amount

8% Convertible Capital Note Units, Series E

Each $25 Principal Amount Consisting of
One 8% Note, Series E1, One 8% Note, Series E2, and of $20 Principal Amount of $5 Principal Amount

CUSIP # 06738C836

Redemption Date: June 1, 2003

NOTICE IS HEREBY GIVEN, pursuant to the terms of the Indenture dated as of April 15, 1993, between Barclays Bank PLC (the “Bank”) and The Bank of New York, as Trustee (the “Indenture”), that the Bank has elected to redeem on June 1, 2003 (the “Redemption Date”) all of the outstanding 8% Convertible Capital Notes Units, Series E (the “Units”), each US $ 25.00 principal amount consisting of US $ 20.00 principal amount of a 8% Convertible Capital Note, Series E1 (each, a “Series E1 Note”) and US $ 5.00 principal amount of a 8% Convertible Capital Note, Series E2 (each, a “Series E2 Note”) issued under the Indenture. The redemption price is US $20.00 per Series E1 Note and US $5.00 per Series E2 Note, plus unaccrued but unpaid interest and all Arrears of Interest (as defined in the Indenture), if any, to the Redemption Date (the “Redemption Price”). The Redemption Price will become due and payable in respect of each Unit to be redeemed on the Redemption Date. The interest payment on the Series E1 Notes and the Series E2 Notes scheduled for Sunday, June 1, 2003 will be paid on Monday, June 2, 2003 in the usual manner. No further interest will have accrued to the Redemption Date. Interest on the Units will cease to accrue on and after the Redemption Date.

The Bank of New York, as Depositary, issued Global Receipts representing 100% of the aggregate principal amount of the Units. American Depositary Notes Receipts, each representing a US $ 25.00 principal amount interest in the Global Receipts, are traded on the New York Stock Exchange under the symbol BCBPr. In connection with the redemption of the Units, the American Depositary Notes Receipts will be redeemed on the Redemption Date at the Redemption Price.

Payment of the Redemption Price will be made upon presentation and surrender of the Units (by physical or book entry delivery) on or after Monday, June 2, 2003, which is the Business Day (as defined in the Indenture) next succeeding the Redemption Date, at the following address:

The Bank of New York
111 Sanders Creek Parkway
East Syracuse
NY 13057

Attention: Corporate Trust Bond Redemption

The method of delivery of the Units to the aforesaid address is at the option and risk of the holder of the Units but if mail is used, registered mail is suggested.

Dated: April 30, 2003                                                                                                                                      BARCLAYS BANK PLC